BCE Emergis

02028542

February 1, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company News Release dated January 22, 2002;
2. Company News Release dated January 22, 2002 (Q4 results); and
3. Company News Release dated January 24, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

JS/kg
Encl.

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 16 2002
WASH, D.C. 155 SECTION

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal (Québec) H3B 4T3

BCE Emergis

News Release

Scotiabank adopts BCE Emergis web-based electronic tax filing and payment service

Montreal, January 24, 2002 — BCE Emergis Inc. (TSE: IFM) has signed an agreement with Scotiabank that will enable Scotiabank's business customers to electronically and securely file and pay taxes to a variety of provincial and federal departments and agencies.

Scotiabank business customers will be able to initiate their tax filing transactions online through the Bank's Website at **www.scotiabank.com/taxpayments** and electronically transmit the information to BCE Emergis' secure central computer facility, where it will be held and delivered on the due date specified by the customer. The system will electronically send payment instructions to Scotiabank for settlement and will electronically forward tax-reporting information to the appropriate government agencies.

"Scotiabank is dedicated to offering our business customers innovative products and services," said Albert Wahbe, Executive Vice-President, Electronic Banking, Scotiabank. "With this new service, we are providing them with the choice and convenience to file their taxes online anytime, anywhere."

"This agreement builds on an already close relationship we have with Scotiabank and goes to the core of our bank-centric strategy. Through this strategy, Scotiabank can offer its business customers the advantages of e-commerce delivering both efficiency and convenience in a highly secure manner," said Jacques Malo, President, BCE Emergis- Canada.

Using the secure Internet connection provided by Scotiabank, business customers will be able to electronically file and remit their provincial and federal employee source deductions, provincial and federal corporate income taxes, federal GST, BC Social Service Tax, Saskatchewan Consumer and Vendor Education and Health Taxes, Saskatchewan Fuel Tax, Saskatchewan Liquor Consumption Tax, Saskatchewan Retailer and Wholesaler Tobacco Taxes, Saskatchewan Corporate Capital Tax Installment, Ontario Corporations Tax, Ontario Employer Health Tax, Ontario Family Responsibility Office deductions, Quebec Combined Sales Tax (GST and QST), Quebec Corporate Installment, Quebec GST, Quebec Sales Tax (QST), Quebec payroll source deductions and Nova Scotia Workers' Compensation Board premium.

Scotiabank is one of North America's premier financial institutions, with more than $284 billion in assets and approximately 51,000 employees worldwide, including affiliates. It is also Canada's most international bank with more than 2,000 branches and offices in more than 50 countries. Scotiabank is on the World Wide Web at www.scotiabank.com.

BCE Emergis is a premier e-business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

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This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

Jane Shannon
Public Affairs, Scotiabank
(416) 933-1795
Email: jane_shannon@scotiacapital.com

82-5206

BCE Emergis

News Release

BCE Emergis Posts Record Fourth Quarter and Year-end Results

- *Q4 and Year-end revenues, EBITDA and baseline earnings at record levels*
- *Breakthrough agreements with largest U.S. financial institution players and industry-shaping initiatives in the eHealth industry are Year 2001 highlights.*

Montreal, January 22, 2002 – BCE Emergis Inc.(TSE:IFM), a leading provider of business-to-business eCommerce services and exchanges, today announced record results for the fourth quarter and fiscal 2001.

Revenue for the fourth quarter ended December 31, 2001 totaled $181.4 million, a 29% increase from the $141.0 million mark for the corresponding quarter of 2000, which both include revenue from acquired or exited activities. EBITDA* amounted to $35.2 million for the quarter, up 47% from the $24.0 million a year earlier. Baseline earnings** for the quarter rose 97%, coming in at $17.9 million, or $0.18 per share, compared to $9.1 million, or $0.10 per share for the same period last year. The company recorded a net loss of $101.3 million, or $1.03 per share for the last quarter of the year, compared to a loss of $72.8 million or $0.78 per share for the corresponding period in 2000.

For fiscal 2001 ended December 31, 2001, revenue reached an all-time high of $656.4 million compared to $468.0 million in the previous year, a 40% increase. EBITDA* climbed to $126.8 million, significantly higher than the $74.8 million registered twelve months earlier, a 70% jump. Baseline earnings** climbed to $58.6 million or $0.62 per share, close to double the $30.6 million or $0.33 per share recorded in 2000. When acquisition-related amortization costs, one-time charges and future income tax benefits are included, BCE Emergis registered a net loss of $414.4 million or $4.35 per share compared to a net loss of $279.3 million or $3.04 per share in 2000. Finally, cash and temporary cash investments at the end of the year totaled $183.3 million.

"All things considered, 2001 was a stellar and outstanding year for Emergis. We grew our business, extended market leadership positions and gained considerable financial strength in a challenging and uncertain economy," said Brian Edwards, Vice-Chairman and CEO of BCE Emergis. "Financially, we have never been stronger: our revenue and baseline earnings are at their highest-ever levels; our cash position is strong and we are now virtually debt free. In the U.S., as has been the case in Canada, Emergis is rapidly becoming synonymous with industry-shaping e-commerce solutions, a trend which has contributed to a hefty increase in our U.S. sourced revenue."

Christian Trudeau, President & COO, continued, "From an operations perspective, this was our best year yet. Our three business units performed strongly, adding industry-leading customers and market-defining projects to their roster, such as the eClaims exchange, the Ontario Workplace and Safety Insurance Board (WSIB) undertaking and the e-payment initiative with Visa U.S.A. We aggressively leveraged the power of our electronic invoicing solution to make noticeable inroads in corporate America, mainly through our financial institution customers and to launch Emergis® e-Premiums, our new electronic group insurance premium statement service for the health insurance industry."

Business outlook

The Company has performed extremely well to date and has generated a high percentage of its revenue from a recurring transaction base. However, the prevailing economic climate and uncertain conditions create business risks. In particular, the Company will still have to grow its recurring-revenue base, as well as continue to sign agreements with new customers. In addition, the adoption of new technology is a key element in growing the revenue, and against the backdrop of the current recession and despite the cost-saving features of its solutions, revenue growth may prove to be more difficult. In response to these risks, the Company is reviewing its cost structure to ensure that its expense levels remain in line.

Other financial highlights

For the **4th quarter** which ended December 31, 2001, revenue from each of the business units was as follows:

- o The eHealth business unit registered $83.0 million, up from $65.5 million in the 4th quarter of 2000.
- o The Canadian business unit reached $82.7 million, up from $67.8 million in the final quarter of 2000.
- o U.S. business unit came in at $15.7 million, compared to $7.7 million in the previous year.
- o For each of the eHealth and U.S. business units, revenue for the corresponding period in 2000 is not comparable to 2001, as they include either revenue related to acquisitions or revenue from since-exited activities.

- U.S.-sourced revenue remained relatively unchanged over the fourth quarter of last year.
- Emergis recorded higher transaction revenue on a quarter-over-quarter basis, for the 41st consecutive quarter.
- Gross margin, at 77.0%, was virtually constant compared to the fourth quarter of 2000.
- EBITDA* margin at 19.4% was better than the 17.0% recorded last year.
- The net loss of $101.3 million or $1.03 per share was greater than the corresponding period last year, primarily due to increases in taxes and depreciation in 2001, and to the inclusion of a one-time gain that was recorded in 2000.
- Operations generated cash flow of $62.9 million, considerably higher than $47.3 million for the corresponding quarter in 2000.
- Accounts receivable stood at 56 days outstanding for the quarter, much better than the 65 days of the preceding quarter in 2001.
- BCE Emergis successfully tapped the Canadian capital market, issuing $250 million dollars in common shares, and applied part of the net proceeds to the reimbursement of the $150 million convertible debenture held by BCE. The Company had $183.3 million in cash and temporary cash investments at December 31, 2001.

For the **fiscal year** ended December 31, 2001:

- Revenue totaled $656.4 million:
    - The eHealth business unit accounted for $307.0 or 47% of total revenue compared to $209.9 million or 45% in 2000;
    - The Canadian business unit recorded $296.4 million or 45% of total revenue compared to $234.3 million or 50% in 2000
    - The U.S. business unit generated $53.0 million or 8% of total revenue versus $23.8 million or 5% in 2000.
- Revenue sourced from the U.S. rose to 41% compared to 36% for last year, evidence of the Company's growing success in expanding its U.S. business.
- The net loss, which totaled $414.4 million compared to a loss of $279.3 million in 2000, reflects increases in depreciation, amortization and the write-down of marketable securities and other assets. The write-down of $41.3 million results mainly from the decline in market value of the Descartes Systems Group shares.
- Cash flow from operations totaled $105.7 million, up substantially from $46.9 million at the end of 2000.
- At year-end, Emergis had working capital of $145.8 million compared to $133.0 million on December 31, 2000.
- Recurring revenue for the twelve-month period remained in the targeted 75-80% range.
- Over the twelve-month period, Emergis invested 9% of revenue in research and development, and in particular in its e-Invoicing and web-claims exchange projects, compared to 6% last year.

Year 2001 Business highlights

The **eHealth Solutions Group** had a very successful year as it began to deliver on the tremendous opportunity of integrating ebusiness into the health insurance and health management industry. The group drove the development of an industry-leading electronic claims exchange (eClaims) that presently has two major insurers as customers - Clarica and Canada Life. It is playing a central role in an industry-transforming project for the Ontario Workplace Safety and Insurance Board that will deliver operational efficiencies and greater customer service through a web-based system. It also created a new innovative electronic premiums statement service – Emergis® e-Premiums - based on plan enrollment for health insurers and plan managers and signed up the Principal Financial Group® as its first major customer. Finally, the eHealth Solutions group recruited Faye S. Baggiano, Ph.D., who has a wealth of eHealth executive experience, as its new president.

The **Canadian Business** unit further expanded its national reach through several key industry-shaping agreements. It is now a core provider to the Federal Government's Secure Channel initiative and to the Ontario government's corresponding electronic initiative to make government services available online. Additionally, Emergis became an important enabler of Canadian electronic communities: e-route and Procuron, which are both operated by Emergis, started up their nation-wide service; an agreement was finalized with Agri-eBusiness Group Inc. (AEBG), an e-business initiative created by four major grain and oilseeds industry groups in Ontario; and the Company launched the Emergis® e-Lending Interchange, an electronic interchange for financial lending to the automotive industry, that has gained national traction through its possibility to cater to over half of Canada's new car dealerships. Finally, Emergis' ability to imprint the Canadian e-commerce landscape was dramatically increased through a series of agreements with Bell Canada, to whom Emergis will provide advanced web-based

services in the areas of security, customer care and ordering/invoicing/payment for its business customers.

The **U.S. Business** unit, which was in start-up mode, made tremendous inroads in 2001, as evidenced by its revenue growth of 123%. At the end of 2001, this unit, which mainly targets the financial institutions and their business customer groups, counted as customers and distribution partners for its top-ranking electronic invoice presentment and payment solution (EIPP), three of the top five financial institutions – Bank of America, J.P. Morgan Chase and Bank One. On the strength of this solution and its deep expertise in EIPP, Emergis partnered with Visa U.S.A. to expand the credit card organization's electronic payment capabilities, and gained several Fortune 100 customers such as Equifax and PPG Industries.

Additional financial information is available on the BCE Emergis web site at www.emergis.com.

N.B: * *EBITDA is defined as earnings before interest, taxes, depreciation and amortization.*

** *Baseline earnings are defined as reported net earnings, in accordance with Generally Accepted Accounting Principles, before "Acquisition-related costs" (amortization of intangibles and the option on convertible debenture), one-time gains and charges, and future income tax benefits.*

BCE Emergis is a premier e-business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares are included in the TSE 100 composite index.

- ### -

For information:

For media:
Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
e-mail: sylvia.morin@emergis.com

For investors:
John Gutpell
Director, Investor Relations
(514) 868-2232
e-mail: john.gutpell@emergis.com

82-5206

BCE Emergis

News Release

BCE Emergis Signs eCommerce Security and Invoicing Agreements with Teleglobe

Montreal, Canada, January 22, 2002 – BCE Emergis Inc. (TSE: IFM), a leading provider of business-to-business eCommerce services and exchanges, has signed agreements valued at $7.5 million with Teleglobe Inc. for the provision of advanced eCommerce services in the area of security and invoicing. These services will be bundled or marketed by Teleglobe, thereby enhancing its portfolio of telecommunications services, and targeted at the global enterprise market.

Emergis will upgrade Teleglobe's current advanced IP Virtual Private Network (IP/VPN) product by adding a security application layer, which will transform the access service into a "top-level" business class service targeted at its growing enterprise customer market. In addition, Teleglobe will be offering Emergis' industry-leading e-Invoicing service to its global business and telecom carrier customer base.

"Several reasons make this agreement attractive from our perspective. Through our new relationship with Teleglobe, we are extending the reach of our services to Teleglobe's global customer base. For its telecom carrier customers especially, the electronic invoicing service has the potential to drive considerable efficiencies and economies, given their present billing requirements and practices. Furthermore, as Teleglobe is a sister company, it points to the inherent value in the convergence strategy and in our BCE parentage," commented Terry Ham, president of the U.S. business unit of BCE.

These agreements mark the beginning of an expanding and closer relationship between Emergis and Teleglobe, where both companies will seek to leverage their service offerings and business strengths.

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com